October 13, 2010

VIA FACSIMILE AND EDGAR

United States Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC  20549
Attn:  Jay Williamson

Via Facsimile and EDGAR

RE:         Healthy Fast Food, Inc,
Registration Statement Form S-1, File Number 333-164096

Ladies and Gentlemen:

In connection with the above referenced offering and pursuant to the terms of Rule 418(a) (7) and (8) under Securities Act of 1933, as amended, the preliminary prospectus, dated July 14, 2010 was distributed in and outside the United States during the period from July 14, 2010 to September 14, 2010, the preliminary prospectus dated September 15, 2010 was distributed in and outside of the United States during the period from September 15, 2010 to the present date.

Approximately 2,250 preliminary prospectuses, dated July 14, 2010, were distributed to approximately 480 prospective Underwriters and Dealers. Approximately 1,800 preliminary prospectuses were delivered to approximately 1,600 individuals and approximately 700 preliminary prospectuses were delivered to approximately 600 institutional investors.

Approximately 700 preliminary prospectuses, dated September 15, 2010, were distributed to approximately 40 prospective Underwriters and Dealers. Approximately 500 preliminary prospectuses were delivered to approximately 500 individuals and approximately 250 preliminary prospectuses were delivered to approximately 150 institutional investors.

In addition, the underwriters are aware of their obligations under Rule 15c2-8 of the Securities Act of 1934, as amended, and have taken reasonable steps to ensure compliance with such obligations.

Sincerely,

Paulson Investment Company, Inc.

/s/ Trent D. Davis

Trent D. Davis
Chief Executive Officer

811 S.W. Naito Parkway  •  Suite 200  •  Portland, Oregon 97204  •  (503) 243-6000
Member NASD & SIPC